UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
 ____________________________

FORM SD
Specialized Disclosure Report

FORMFACTOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-50307	13-3711155
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7005 Southfront Road Livermore, CA		94551
(Address of principal executive offices)		(Zip Code)

Michael M. Ludwig
925-290-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

_____________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of FormFactor, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2014.

The brief description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process are included in our Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available at http://investors.formfactor.com/. The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description of Exhibit
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORMFACTOR, INC.
(Registrant)

Date:	June 1, 2015	By:	/s/ Stuart L. Merkadeau
			Name:	Stuart L. Merkadeau
			Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD
4